EXHIBIT 99.1

DeFi Technologies Inc. Announces First Quarter 2026 Financial Results with Revenue of $11.2 Million, Net Income of $4.9 Million, and Strong Balance Sheet

•	Positive net income and operating revenue: DeFi Technologies reported revenue of $11.2 million and net income of $4.9 million for the three months ended March 31, 2026.
•	Improved balance sheet and liquidity: As of March 31, 2026, DeFi Technologies held $103.4 million in combined cash and USDT/USDC, $23.5 million in digital asset treasury holdings, and a venture and private portfolio valued at $29.1 million, for total cash, treasury, and venture portfolio value of approximately $156 million. The Company also reported positive working capital of $47.3 million, compared to negative working capital of $5.1 million at December 31, 2025.
•	Continued platform monetization: During the quarter, Valour generated $3.3 million in management fees, staking, and lending income on average quarterly AUM of $533.6 million, and Stillman Digital contributed $2.9 million in trading commissions revenue.
•	Strategic capital deployment: The Company is actively deploying capital into growth initiatives, strategic infrastructure, and new institutional product structures.

TORONTO, May 14, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced its financial results for the three months ended March 31, 2026. All dollar amounts in this press release are in U.S. dollars, unless otherwise stated.

Financial Highlights

Revenue

•	Total revenue for the three months ended March 31, 2026, was $11.2 million, compared to $43.8 million in Q1 2025.
•	Core operating revenue, excluding realized and net change in unrealized gains and losses, was $6.3 million, compared to $8.3 million in Q1 2025.

Net Income

•	Net income for the three months ended March 31, 2026, was $4.9 million, compared to $30.0 million in Q1 2025.

Operating Expenses

•	Total operating expenses for Q1 2026 were $11.4 million, compared to $12.5 million in Q1 2025.
•	The decrease reflects continued cost discipline across the platform, including lower share-based payments, partially offset by higher operating, general and administrative expenses associated with growth initiatives.

Valour - AUM, Management Fees, Staking and Lending Income

•	For the three months ended March 31, 2026, Valour's average AUM was $533.6 million compared to $789 million in Q1 2025.
•	For the three months ended March 31, 2026, Valour generated $1.9 million in staking and lending income, compared to $3.5 million in Q1 2025.
•	Management fees were $1.4 million, compared to $2.5 million in Q1 2025.
•	Together, management fees and staking and lending income totaled $3.3 million in Q1 2026, compared to $6.1 million in Q1 2025.

Stillman Digital

•	For the three months ended March 31, 2026, Stillman Digital generated $2.9 million in trading commissions revenue, compared to $2.1 million in Q1 2025.
•	Stillman continues to strengthen the institutional trading, execution, and liquidity layer of DeFi Technologies' platform.

Other Revenue

•	For the three months ended March 31, 2026, the Company generated $0.1 million in other revenue, compared to $0.2 million in Q1 2025.

Cash, Treasury, Venture, and Working Capital Position

•	Cash and USDT/USDC balance: As of March 31, 2026, DeFi Technologies held $87,595,108 in cash and $15,779,769 in USDT/USDC, for a combined balance of $103,374,877.
•	Digital asset treasury holdings: As of March 31, 2026, the Company's treasury holdings totaled approximately $23,463,860.
•	Venture portfolio: As of March 31, 2026, the Company's venture and private portfolio was valued at $29,064,422.
•	Working capital: As of March 31, 2026, the Company reported positive working capital of $47,333,067, compared to negative working capital of $5,144,229 as of December 31, 2025.

Together, total cash, USDT/USDC, treasury, and venture portfolio value stood at approximately $156 million as of March 31, 2026. The Company regularly monitors its cash and digital asset reserves on a consolidated basis and allocates a portion of its digital asset treasury reserve to support ETP market risk hedging and broader strategic capital allocation.

Comment from Johan Wattenström, Chief Executive Officer of DeFi Technologies

"Q1 2026 reflected continued execution across DeFi Technologies' platform and reinforces the strength and durability of the business we have built. In the most challenging quarter of this recent crypto market downturn, with asset prices reaching their bear market lows, we generated revenue of $11.2 million and positive net income of $4.9 million, while further strengthening our balance sheet by significantly improving our working capital position.

Across the business, we have demonstrated that DeFi Technologies is not reliant on any single product, revenue stream, or market environment. Our platform continues to benefit from multiple pathways for growth across asset management, trading, and capital markets infrastructure, and we believe the Company has never been better positioned to capitalize on the convergence of decentralized finance and traditional capital markets.

Our fortress balance sheet gives us the ability to be proactive rather than reactionary and to deploy capital deliberately into growth initiatives, strategic infrastructure, and potential acquisitions that deepen our capabilities and strengthen long-term earnings power.

We continue to see opportunities to increase monetization across the platform, particularly through the trading, hedging, and market-making infrastructure embedded across Valour's issuance stack, which supports our ability to earn additional income on AUM more efficiently. As we move through 2026, we remain focused on scaling Valour's platform, expanding institutional product structures such as UCITS, AMCs, and other regulated vehicles, supporting Stillman Digital's institutional execution and infrastructure growth, and investing in the products and rails that support the future of digital asset investing.

We are increasingly optimistic that the lows in this cycle are behind us, which we believe sets up a more favorable backdrop for AUM growth, increased ETP demand, and revenue acceleration through the remainder of 2026. That optimism is already beginning to show in the business, with AUM recently sitting above $550 million and April 2026 net inflows of $14.6 million, the second-highest monthly inflow in the last 12 months after September 2025 inflows of $22.6 million, following a Q1 period in which flows were effectively flat. With a proven business model, expanding monetization, and the financial flexibility to operate from a position of strength, we believe DeFi Technologies is exceptionally well-positioned for the quarters ahead."

DeFi Technologies Shareholder Call to Discuss Q1 2026 Financial Results

To register for the webcast, see below:

When: Friday, May 15, 2026
Time: 11:00 AM Eastern Time
Topic: DeFi Technologies Q1 2026 Financials

Register in advance for this webinar: https://zoom.us/webinar/register/WN_lplVZ39pRD-YwHE1ryEBMA

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences & Events

Upcoming Conferences	Dates	City
B. Riley Securities 26th Annual Investor Conference	May 21	Los Angeles
Benchmark-StoneX Digital Assets Summit	May 27	NYC

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; revenue generating opportunities for the Company's digital asset holdings;Stillman Digital and their respective plans and outlooks for 2026; fluctuation in digital asset prices; investment and interest in the digital asset sector; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; the appointment of directors and officers of the Company; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2026/14/c1542.html

%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 17:00e 14-MAY-26